December 6, 2022

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Amendment No.1 to

Draft Registration Statement on Form F-1

Submitted October 31, 2022

CIK No. 0001941158

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 23, 2022, relating to the above referenced Amendment No.1 to the Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No.1”). The Company is concurrently submitting the Amended Draft Registration Statement No.2 on Form F-1 (the “Amended Draft Registration Statement No.2” or “Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Draft Registration Statement No.1), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement No.2.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1 and reissue the comment. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout your prospectus.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has removed terms such as “we” or “our” from the Draft Registration Statement when describing activities or functions of a VIE.

2.	We note your revised disclosure in response to prior comment 2 that, as of the date of this prospectus, none of your subsidiaries has made any dividend payment or distribution to the holding company. Please expand to disclose whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs and quantify the amounts where applicable. In this regard, we note your disclosure here that the cash transfer among the holding company and its subsidiaries is typically transferred through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries. We also note your disclosure on page 40 that you rely principally on dividends, other distributions or intercompany loans paid by the WFOE or Wetour for your cash needs, including paying dividends and other cash distributions to your Shareholders, servicing any debt you and the VIE may incur and paying your and the VIE’s operating expenses.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has expanded its disclosure in the Draft Registration Statement to discuss transfers, dividends, and distributions among the holding company, its subsidiaries, and the consolidated VIE and its subsidiary. The Company further revised the Draft Registration Statement to state that any future cash transfer between itself and its subsidiaries is intended to be made through dividends, capital contributions or intercompany loans. The disclosure on page 40 has also been revised to state that the Company may rely on dividends to be paid by WFOE to fund its cash and financing requirements in the future.

3.	We note your revised disclosure in response to prior comment 6 here and elsewhere in your prospectus that you are the beneficiary of the remaining "50% equity interests" in Youba Tech through contractual arrangements with Youba Tech and Individual Registered Shareholders (“50% VIE Interests”). Please refrain from using the term "equity interest" when referring to your VIE interests in Youba Tech through contractual arrangements with Youba Tech and Individual Registered Shareholders.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company directly owns 50% equity interests of Youba Tech and is the primary beneficiary of the remaining 50% equity interests through contractual arrangements with Youba tech and Individual Registered Shareholders. In other words, the Company owns half of Youba Tech’s equity interests, and the VIE Agreements only apply to the other half of Youba Tech’s equity interests. The “50% equity interests” in the Staff’s comment is used to disclose the applicability of the VIE Agreements and not imply ownership of equity interest.

Risk Factor Summary, page 5

4.	We note your revised disclosure in response to prior comment 3 and reissue the comment. Please revise your summary of risk factors to disclose the significant liquidity risks that your corporate structure and being based in and having the majority of the Company’s operations in China poses to investors with cross-references to the more detailed discussion of these risks in the prospectus.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to disclose that the investors may face significant liquidity risks associated with its corporate structure and being a China-based company with the majority of the operations in China added cross-references to the more detailed discussion of these risks in the prospectus.

Transfer of Cash to and From Our Subsidiaries and the VIE, page 12

5.	We note your revised disclosure in response to prior comment 7 and reissue the comment in part. You disclose that there has been no cash flows and transfers of other assets among the holding company, its subsidiaries, and VIE and its subsidiary. You further disclose that none of your subsidiaries and the VIE and its subsidiary has made any dividend payment or distribution to the holding company as of the date this prospectus, and they have no plans to make any distribution or dividend payment to the holding company in the near future. This disclosure continues to appear inconsistent with your disclosure on your cover page that the cash transfer among the holding company and its subsidiaries is typically transferred through dividends, capital contributions or intercompany loans between the holding company and its subsidiaries, and that funds may be paid by the VIE and its subsidiary to the WFOE as service fees according to the VIE agreements. It is also inconsistent with your disclosure on page 40 that you rely principally on dividends, other distributions or intercompany loans paid by the WFOE or Wetour for your cash needs, including paying dividends and other cash distributions to our Shareholders, servicing any debt you and the VIE may incur and paying your and the VIE’s operating expenses. Please revise to address this apparent inconsistency.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to state that there has been no transfer of cash or other assets among the Company, its subsidiaries, and the VIE, and any future transfer of cash or other assets will be made through dividend payments, capital contribution or intercompany loans.

6.	We note you revised disclosure in response to prior comment 9 and reissue the comment. Please revise to clearly disclose the restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. In this regard, we note your disclosure is unclear regarding the restrictions and limitations on your ability to distribute earnings from the VIE and its subsidiary to the parent company and how you settle amounts owed under the VIE agreements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to clearly disclose the restrictions and limitations on its and the VIE’s abilities to distribute earnings and settle amounts owed under the VIE agreements.

Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 51

7.	We note your response to prior comment 11, and we-issue our comment in part. You disclose that while you are not an CIIO as defined in the Review Measures, you are probably deemed to be a DPO engaging in data processing activities. However, you disclose that you are not subject to cybersecurity review as you do not process personal data for more than one million individuals under Cyber Data Security Measure (Draft), and based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years. If your business continues to expand beyond those initial two years, and you eventually process personal data for more than one million individuals, please explain the ramifications for your business if you cross that threshold, such as if you could be subject to a cybersecurity review by the Cybersecurity Review Office. There also appears a myriad of other regulations as discussed under "Regulations Relating to Cyber Security and Data Security" on page 107 that can apply to you if you cross the threshold of one million individuals personal data. Finally, if you reach the threshold of processing one million individuals personal data within the normal growth of your business over time, disclose if you believe you will be able to continue to conduct your business as structured, accept foreign investments, and/or remain listed and traded on a U.S. or other foreign exchange after that time.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to include a more detailed discussion of the cybersecurity review and related issues.

Risk Factors

Risks Related to Our Ordinary Shares and This Offering

The market price for our ordinary shares may be volatile., page 54

8.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has added two risk factors to address the potential for rapid price volatility and that it may be difficult for prospective investors to assess the rapidly changing value of its stock.

Our Industry, page 88

9.	We note your revised disclosure in response to prior comment 15 and reissue the comment in part. Please revise to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to include balancing language to emphasize the prospective nature of the CAGR projections.

Regulations Relating to Cyber Security and Data Security, page 107

10.	In terms of regulations subject to companies that process over one million individuals personal data, you disclose that the Draft Data Security Regulations requires data processors processing over one million individuals personal information to comply with rules on processors of important data, including but not limited to carrying out the data security assessment annually and file the report with competent authorities. While you disclose that you have below one million individuals personal data at this time, please discuss if you have designated a person in charge of data security, have set up a security management department, and/or conduct regular risk assessment for your processing activities.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to disclose its data security procedures and system.

11.	We note your disclosure of the "Measures for Security Assessment for Outbound Data Transfer," in terms of a data handler processing the personal information of more than one million individuals, that such entity will have to, through the local Cyberspace Administration at the provincial level, apply to the State Cyberspace Administration for security assessment for the outbound data transfer in certain circumstances. Please discuss if under your corporate structure once this offering is effective, you anticipate that you would regularly transfer user information outside of the PRC such that you would be subject to these restrictions to the extent your business grows to process over one millions individuals personal data. If you don't anticipate regularly transferring user information outside of the PRC, please discuss instances when you would need to transfer user data outside of the PRC, if applicable.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to discuss transferring user information outside of the PRC.

12.	In terms of your tour service in North America under the brand name "Wetour, " please disclose where you retain or house such users' personal information, and discuss the applicability of such "Wetour" users' personal data to the PRC's regulations relating to Cyber Security and Data Security.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to disclose that user data of Wetour is stored in the PRC and the applicability of PRC’s cybersecurity and data security regulations to user data of Wetour.

Note 7. Share-based compensation, page F-23

13.	We note your response to comment 17 and reissue the comment, in part. We note you determined the fair value of restricted stock units using the market approach. Please disclose the significant assumptions used to estimate the fair value, including the expected term, expected volatility, expected dividends and risk-free interest rates in accordance with ASC 718-10-50-2(f)(2).

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to disclose the significant assumptions inclusive of price multiple and discount for lack of marketability and considers the expected term, expected volatility, expected dividends and risk-free interest rates are not applicable to the determination of the fair value of the Company’s restricted stock units.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer, Webus International Ltd.